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                           April 19, 2022

       Edward Smith
       Chief Financial Officer
       LAVA Therapeutics NV
       Yalelaan 60
       3584 CM Utrecht
       The Netherlands

                                                        Re: LAVA Therapeutics
NV
                                                            Registration
Statement on Form F-3
                                                            Filed April 12,
2022
                                                            File No. 333-264246

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Peter Jaslow